May 22, 2009
VIA EDGAR AND FACSIMILE
Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-7010

RE:	K. Hovnanian Enterprises, Inc. Hovnanian Enterprises, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed May 13, 2009 File No. 333-158356

Dear Ms Long:
We have prepared the following in response to your comment letter dated May 14, 2009 with respect to Amendment No. 1 to the above captioned Registration Statement. The paragraph that follows responds to the question asked in your letter. For convenience of reference, the text of the comment in your letter has been reproduced in italics herein.
We trust that you will find this response acceptable, however, if you have further questions or comments, please contact me at
732-747-7800.

Sincerely,
/s/ J. Larry Sorsby
J. Larry Sorsby Executive Vice President and Chief Financial Officer

Pamela Long
Assistant Director
Securities and Exchange Commission
May 22, 2009

1.	We note your response to comment 19 in our letter dated April 28, 2009. As we previously requested, please delete the assumptions in the fourth paragraph. We would not object if counsel states that with regard to these matters of state law, counsel has relied, with the company’s permission, on the opinion of Peter S. Reinhart, Senior Vice-President and General Counsel of the company, filed as Exhibit 5.2 to the Registration Statement. The General Counsel legal opinion should also be revised to address the state law matters referred to in Simpson Thacher’s legal opinion.

Response
In response to the Staff’s comment and discussions with the Staff, we have revised the opinion of our General Counsel, which has been filed as Exhibit 5.1 to Amendment No. 2.